Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
Stewart.gregg@allianzlife.com
www.allianzlife.com

May 8, 2013

Ms. Sally Samuel
Insured Investments Office
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re: Initial Registration Statements on Form N-4 and S-1

Allianz Life Insurance Company of North America
Allianz Life Variable Account B
File Nos.               333-185864, 333-185866 and 811-05618

Dear Ms. Samuel:

We received oral comments from you today with respect to Registrants’ above-referenced Initial Registration Statements on Form N-4 and S-1. This letter responds to those comments.

Attached to this letter are redlined pages of the prospectus that have been revised to respond to today’s comments. The responses to comments apply to both filings as applicable.

Exhibit 99(b) to the Form S-1 Registration Statement

Comment:

The Daily Adjustment calculation contains three components: a current market value of Proxy Value, an initial cost of investment in the form of beginning Proxy Value and an interest component for compensation for the initial investment cost. Please provide additional, transparent disclosure pertaining to the three features.

Response:

Additional disclosure has been added to the prospectus and Exhibit 99(b).

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

     Allianz Life Insurance Company of North America

     By: /s/ Stewart D. Gregg
     Stewart D. Gregg

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